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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One):
[ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR

                   For Period Ended:  December 31, 1997

                   [ ] Transition Report on Form 10-K
                   [ ] Transition Report on Form 20-F
                   [ ] Transition Report on Form 11-K
                   [ ] Transition Report on Form 10-Q
                   [ ] Transition Report on Form N-SAR
                   For the Transition Period Ended:_________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION

Search Financial Services Inc.
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FULL NAME OF REGISTRANT

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FORMER NAME IF APPLICABLE

600 N. Pearl Street, Suite 2500, L.B. 123
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ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER)

Dallas, Texas  75201-2899
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CITY, STATE AND ZIP CODE

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ]      (a)      The reasons described in reasonable detail in Part III of
                    this form could not be eliminated without unreasonable effort or expense;

[ X ]      (b)      The subject annual report, semi-annual report,
                    transition report on Form 10-K, Form 20-F, 11-K, Form
                    N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date;
                    or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
                    and

[   ]      (c)      The accountant's statement or other exhibit required by
                    Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Company has been involved in significant negotiations with third parties with respect to transactions that could enable it to repay or otherwise satisfy all or a substantial portion of the indebtedness owed by its subsidiary, MS Financial, Inc. to a group of banks for which Fleet Bank, N.A. acts as agent as well as a portion of the indebtedness owed by subsidiaries of the Company to Hibernia National Bank. The Company also is preparing to defend itself in a preliminary injunction hearing related to litigation commenced by Fleet Bank, N.A. which was only recently postponed from its originally scheduled date of February 20, 1998. In addition, it is only within the last two weeks that the Company announced that it was exiting the non-prime auto finance business and immediately ceasing auto loan originations.

Because of the significant amount of time devoted to the negotiations and litigation preparations referred to above by the Company's Chief Executive Officer, Chief Financial Officer and other executive officers, and to give proper consideration to the reporting of the effects of exiting from the non-prime auto finance business in the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1997 (the "December 10-Q"), the Company has not been able to complete the December 10-Q for filing by the required date. The Company will file the December 10-Q on or before the fifth calendar day following its due date.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         Robert D. Idzi            214                  965-6000
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            (Name)             (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                             [ X ] Yes [  ] No

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(3)   Is it anticipated that any significant change in reports of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                       [ X ] Yes [  ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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      The Registrant has experienced a significant loss before dividends for the three-month period ended December 31, 1998, primarily as a result of severely limited liquidity and decreased net losses from its non-prime portfolio and increased general and administrative expenses. Net credit losses have increased due to the Company experiencing higher-than-anticipated losses from loans originated and acquired portfolios. General and administrative expenses increased during the period by approximately $1,400,000 compared to the three-month period ending December 31, 1996. The registrant is currently exploring ways to alleviate its liquidity problem and curtail losses.


                         SEARCH FINANCIAL SERVICES INC.
                  (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    February 18, 1998                  By:  /s/ Robert D. Idzi
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                                                 Senior Executive Vice President
                                                 and Chief Financial Officer